                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)



                         Chart House Enterprises, Inc.
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                   160902102
                                 (CUSIP Number)


                                Alisa M. Singer
                            Rosenberg & Liebentritt
                      Two North Riverside Plaza, Suite 600
                           Chicago, Illinois  60606
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                               October 1, 1997
                         (Date of Event which Requires
                           Filing of this Statement)


                 If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

    Check the following box if a fee is being paid with the statement [__].

                                  SCHEDULE 13D

CUSIP No.     160902102


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Chart House Investors, L.L.C.      FEIN: 36-4141805

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ X]
                                                            (b) [  ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                         [__]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
                          7.      SOLE VOTING POWER

 NUMBER OF
   SHARES                 8.      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH                  9.      SOLE DISPOSITIVE POWER
 REPORTING
   PERSON
                         10.      SHARED DISPOSITIVE POWER

                                    3,400,000*
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,400,000*

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [__]
         CERTAIN SHARES


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.0%

14.      TYPE OF REPORTING PERSON

         OO

*Represents the number of shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

                                  SCHEDULE 13D

CUSIP No.     160902102


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

         Samstock, L.L.C.      FEIN: 36-4156890

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ X]
                                                            (b) [__]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                         [__]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
                          7.      SOLE VOTING POWER

 NUMBER OF                        3,400,000*
  SHARES                  8.      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
   EACH                   9.      SOLE DISPOSITIVE POWER
 REPORTING
   PERSON
                         10.      SHARED DISPOSITIVE POWER

                                  3,400,000*

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,400,000*

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [__]
         CERTAIN SHARES

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.0%

14.      TYPE OF REPORTING PERSON

          OO

*Represents the number of shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

                                  SCHEDULE 13D

CUSIP No.     160902102


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

         Samstock/ZFT, L.L.C.     FEIN: 36-3022976

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ X ]
                                                            (b) [   ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                          [__]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
                          7.      SOLE VOTING POWER

 NUMBER OF
  SHARES                  8.      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
   EACH                   9.      SOLE DISPOSITIVE POWER
 REPORTING
   PERSON
                          10.     SHARED DISPOSITIVE POWER

                                  3,400,000*

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,400,000*

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [__]
         CERTAIN SHARES


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.0%

14.      TYPE OF REPORTING PERSON

          OO

*Represents the number of shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

                                  SCHEDULE 13D

CUSIP No.     160902102


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

         F. Philip Handy as Trustee of the Blaine Trust     FEIN: 59-6963521

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X ]
                                                                 (b) [  ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         00

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                              [__]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

                          7.      SOLE VOTING POWER

 NUMBER OF
  SHARES                  8.      SHARED VOTING POWER
BENEFICIALLY
 OWNED BY
  EACH                    9.      SOLE DISPOSITIVE POWER
 REPORTING
   PERSON
                         10.      SHARED DISPOSITIVE POWER

                                  3,400,000*

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,400,000*

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [__]
         CERTAIN SHARES

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.0%

14.      TYPE OF REPORTING PERSON
          OO

*Represents the number of shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

                                  SCHEDULE 13D

CUSIP No.     160902102


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

         Robert Saltsman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [X ]
                                                            (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                         [__]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizen


                          7.      SOLE VOTING POWER

 NUMBER OF
  SHARES                  8.      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
   EACH                   9.      SOLE DISPOSITIVE POWER
 REPORTING
   PERSON
                         10.      SHARED DISPOSITIVE POWER

                                  3,400,000*

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,400,000*

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [__]
         CERTAIN SHARES


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.0%

14.      TYPE OF REPORTING PERSON
         IN

*Represents the number of shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

                                  SCHEDULE 13D

CUSIP No.     160902102


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

         Thomas Gaffney and Donna Gaffney, as tenants by the entirety

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [X ]
                                                            (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                         [__]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizens

                          7.      SOLE VOTING POWER

 NUMBER OF
  SHARES                  8.      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
   EACH                   9.      SOLE DISPOSITIVE POWER
 REPORTING
   PERSON
                         10.      SHARED DISPOSITIVE POWER

                                  3,400,000*

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,400,000*

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [__]
         CERTAIN SHARES


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.0%

14.      TYPE OF REPORTING PERSON
         IN

*Represents the number of shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

                                  SCHEDULE 13D

CUSIP No.     160902102


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

         MelChart, L.L.C.     FEIN: 36-4183204

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [X ]
                                                            (b) [  ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                         [__]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois
                          7.      SOLE VOTING POWER

 NUMBER OF
  SHARES                  8.      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
   EACH                   9.      SOLE DISPOSITIVE POWER
 REPORTING
   PERSON
                         10.      SHARED DISPOSITIVE POWER

                                  3,400,000*

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,400,000*

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [__]
         CERTAIN SHARES


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.0%

14.      TYPE OF REPORTING PERSON
         OO

*Represents the number of shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

                                  SCHEDULE 13D

CUSIP No.     160902102


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

         F. Philip Handy

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [X ]
                                                            (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                         [__]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizen


                          7.      SOLE VOTING POWER

 NUMBER OF
  SHARES                  8.      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
   EACH                   9.      SOLE DISPOSITIVE POWER
 REPORTING
   PERSON
                         10.      SHARED DISPOSITIVE POWER

                                  3,400,000*

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,400,000*

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [__]
         CERTAIN SHARES


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.0%

14.      TYPE OF REPORTING PERSON
          IN

*Represents the number of shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

                                  SCHEDULE 13D

CUSIP No.     160902102


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

         Richard Rivera

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [X ]
                                                            (b) [  ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                         [__]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizen

                          7.      SOLE VOTING POWER

 NUMBER OF
  SHARES                  8.      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
   EACH                   9.      SOLE DISPOSITIVE POWER
 REPORTING
   PERSON
                         10.      SHARED DISPOSITIVE POWER

                                  3,400,000*

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,400,000*

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [__]
         CERTAIN SHARES


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.0%

14.      TYPE OF REPORTING PERSON
         IN

*Represents the number of shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

  This Amendment No. 4 to Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock") of Chart House Enterprises, Inc. (the "Issuer"). Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended to read in their entirety as follows:

ITEM 2.  IDENTITY AND BACKGROUND

  (a-c)  This Statement is being filed by the following holders of Common
Stock: Chart House Investors, L.L.C., a Delaware limited liability company ("CHI"), Samstock, L.L.C., a Delaware limited liability company ("Samstock"), Samstock/ZFT, L.L.C., a Delaware limited liability company ("Samstock/ZFT"), F. Philip Handy, individually ("Handy"), F. Philip Handy, as trustee of the Blaine Trust, a trust governed by the laws of the State of Florida ("FPH Trustee"), Robert Saltsman ("Saltsman"), Thomas Gaffney and Donna Gaffney, as tenants by the entirety (collectively, "Gaffney"), Richard Rivera ("Rivera") and MelChart, L.L.C., an Illinois limited liability company ("MelChart") (each of the foregoing parties individually a "Stockholder" and collectively the "Stockholders"). The managing member of CHI is Alphabet Partners, an Illinois general partnership ("Alphabet"). The sole member of Samstock is SZ Investments, L.L.C., a Delaware limited liability company ("SZI"). The sole member of Samstock/ZFT is ZFT Partnership, an Illinois general partnership ("ZFT"). The manager of MelChart is Richard Melman ("Melman"). Additional information concerning Alphabet, SZI, ZFT and Melman is set forth in Appendix A hereto.

  The principal business of CHI is investment in the securities of the Issuer. Alphabet and ZFT are general investment partnerships. The principal business of Samstock is general investments; the principal business of Samstock/ZFT is general investments; and the principal business of SZI is general investments. The business address of CHI, Alphabet, ZFT, Samstock, Samstock/ZFT and SZI is Two North Riverside Plaza, Chicago, Illinois 60606. The principal occupation of Handy is private investor. The principal business of FPH Trustee is as the trustee of the Blaine Trust. The address of Handy and FPH Trustee is 222 West Comstock, Winter Park, Florida 32789. The principal occupation of Saltsman is attorney, and the address of Saltsman is 222 West Comstock, Winter Park, Florida 32789. The principal occupation of Gaffney is private investor and the address of Gaffney is 222 West Comstock, Winter Park, Florida 32789. The principal occupation of Rivera is President and Chief Executive Officer of the Issuer and the address of Rivera is Two North Riverside Plaza, Chicago, Illinois 60606. The principal business of MelChart is investment in the securities of the Issuer, and the address of MelChart is 5419 N. Sheridan
Road, Chicago, Illinois 60640.

  (d) and (e) Neither the Stockholders nor, to the best knowledge of the Stockholders, any of Alphabet, ZFT, SZI, or any of the persons listed in Appendix A hereto, have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

  (f) Handy, Saltsman, Gaffney and Rivera are all citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

CHI acquired 1,641,750 shares of the Common Stock to which this Statement relates from the Issuer (the "Initial Shares") on March 10, 1997, pursuant to a Stock Purchase and Sale Agreement, dated as of March 10, 1997 (the "Stock Purchase Agreement"), among the Issuer, CHI and, solely for purposes of Section
4.13 of the Stock Purchase Agreement (relating to the guaranty of CHI's obligations under the Stock Purchase Agreement), Alpha/ZFT Partnership, an Illinois general partnership of which Alphabet and ZFT are the general partners ("Alpha/ZFT"). The membership interests in CHI presently held by Alphabet, and the membership interests in CHI held by ZFT prior to October 1, 1997, were previously held by Alpha/ZFT. Subsequent to execution of the Stock Purchase Agreement, such membership interests in CHI were assigned by Alpha/ZFT to
Alphabet and ZFT.   The Stock Purchase Agreement is attached hereto as Exhibit
1 and is incorporated herein by reference. Pursuant to the Stock Purchase Agreement, CHI paid to the Issuer for the Initial Shares the amount of $5.75 per share, for a total consideration of $9,440,063, the source of which was capital contributions to CHI by the members of CHI.

CHI acquired an additional 1,758,250 shares of Common Stock from the Issuer (the "Additional Shares") on May 23, 1997, pursuant to the Stock Purchase Agreement. Pursuant to the Stock Purchase Agreement, CHI paid to the Issuer for the Additional Shares the amount of $5.75 per share, for a total consideration of $10,109,937, the source of which was capital contributions to CHI from the members of CHI.

The aggregate total consideration paid by CHI to the Issuer for the Initial Shares and the Additional Shares was $19,550,000.

  Pursuant to a Distribution and Contribution Agreement entered into as of October 1, 1997 by and among CHI, Alphabet, ZFT, HHS Partnership, a Florida general partnership of which Handy, Saltsman and Gaffney are the partners ("HHS"), SZI, Samstock and Samstock/ZFT (the "Distribution Agreement"), CHI transferred an aggregate of 2,694,192 shares of Common Stock to Samstock, Samstock/ZFT, Handy, Saltsman and Gaffney. The Distribution Agreement is attached hereto as Exhibit 1.1 and is incorporated herein by reference.

  Pursuant to the Distribution Agreement, on October 1, 1997, CHI transferred 930,000 shares of Common Stock to one of its members, Alphabet, which thereafter contributed such Common Stock to SZI, of which Alphabet is a member, and SZI in turn contributed such Common Stock to Samstock, of which SZI is the sole member.

  Pursuant to the Distribution Agreement, on October 1, 1997 CHI transferred 1,635,808 shares of Common Stock to one of its members, ZFT, which thereafter contributed 930,000 shares of such Common Stock to SZI, of which ZFT is a member, and 705,808 shares of such Common Stock to Samstock/ZFT, of which ZFT is the sole member. SZI then contributed the 930,000 shares of Common Stock it received from ZFT to Samstock, of which SZI is the sole member.

  Pursuant to the Distribution Agreement, on October 1, 1997, CHI transferred 128,384 shares of Common Stock to one of its members, HHS, which thereafter transferred 103,539 shares of such Common Stock to its partner FPH Trustee, 4,137 shares of such Common Stock to its partner Saltsman, and 20,708 shares of such Common Stock to its partner Gaffney.

  Pursuant to a Stock Purchase and Sale Agreement entered into as of October 1, 1997, by and between CHI and MelChart (the "MelChart Purchase Agreement"), on October 1, 1997, MelChart acquired 200,261 shares of Common Stock from CHI for the purchase price of $5.75 per share, for a total consideration of $1,151,500.75, the source of which was capital contributions to MelChart by the members of MelChart. The MelChart Purchase Agreement is attached hereto as
Exhibit 1.2 and is incorporated herein by reference.

  Pursuant to a Stock Purchase and Sale Agreement entered into as of October 1, 1997 by and between CHI and Rivera (the "Rivera Purchase Agreement"), on October 1, 1997, Rivera acquired 75,000 shares of Common Stock from CHI for the purchase price of $5.75 per share, for a total consideration of $431,250, the source of which was personal funds. The Rivera Purchase Agreement is attached hereto as Exhibit 1.3 and is incorporated herein by reference.

ITEM 4.  PURPOSE OF THE TRANSACTION

All of the acquisitions of shares of Common Stock described herein were effected for the purpose of investing in the Issuer.

In connection with the transactions which are the subject of this Statement, the Stockholders, the Issuer and Alpha/ZFT have also entered into an Amended and Restated Standstill Agreement dated as of October 1, 1997 (the "Amended Standstill Agreement"), which contains certain agreements as to certain aspects of the relationship between the Stockholders and the Issuer and which amends, restates and supersedes a Standstill Agreement dated as of March 10, 1997 among the Issuer, CHI and Alpha/ZFT (the "Standstill Agreement"). The Standstill Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference. The Amended Standstill Agreement is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Pursuant to the Amended Standstill Agreement, the Stockholders agreed that the Stockholders and their affiliates (collectively, the "Stockholder Group") will not take any of the following actions prior to June 30, 2002, without the approval of a majority of the Issuer's disinterested directors, subject to specified limited exceptions: (a) increase their ownership of Common Stock (or other securities of the Issuer entitled to vote generally for the election of directors or securities convertible into or exchangeable for Common Stock or such voting securities or other options or rights to acquire Common Stock or such voting securities) (collectively the "Voting Securities") beyond 29.2% of the combined voting power of all such securities, although the foregoing limitation shall not prohibit the purchase of Voting Securities directly from the Issuer; (b) sell or otherwise dispose of any Voting Securities to any person or group (other than another Stockholder or its affiliate) that would own (to the knowledge of the Stockholder Group) more than 5% of the combined voting power of the Issuer's securities; (c) solicit proxies, assist any other person in the solicitation of proxies, become a "participant" in a "solicitation" or assist any such "participant" (as such terms are defined in Rule 14a-1 of Regulation 14A under the Securities Exchange Act of 1934, as amended) in opposition to a recommendation of a majority of disinterested directors, submit any proposal for the vote of Issuer's stockholders, or seek to advise or influence any other person with respect to the voting of Voting Securities; (d) form, join or participate in any other way in a partnership, voting trust or other "group", or enter into any agreement or arrangement or otherwise act in concert with any other person, for the purpose of acquiring, holding, voting or disposing of Voting Securities of the Issuer, provided, however, that the members of the Stockholder Group may engage in any of such activities among themselves and any one Stockholder may engage in any of such activities with one or more other Stockholders or Stockholder affiliates; (e) engage in certain specified takeover actions or take any other actions, alone or in concert with any other person, to seek control of the Issuer; (f) engage in any material transaction with the Issuer; or (g) take any action to seek to circumvent any of the foregoing limitations. Notwithstanding clause (b) above, the Stockholder Group is generally permitted to tender Voting Securities of the Issuer beneficially owned by it in connection with certain tender or exchange offers approved by a majority of the disinterested directors of the Issuer.

Pursuant to the Amended Standstill Agreement, at all times prior to June 30, 2002, Samstock is entitled to designate two representatives, reasonably acceptable to the independent directors of the Issuer, to serve on the Issuer's Board of Directors (the "Board") as long as the Stockholders and Alpha/ZFT together beneficially own at least 15% of the combined voting power of the Issuer's Voting Securities and, in the event that the Stockholders and Alpha/ZFT together beneficially own less than 15%, but at least 7.5%, of the combined voting power of the Issuer's Voting Securities, Samstock shall be entitled to designate one representative, reasonably acceptable to the independent directors of the Issuer, to serve on the Issuer's Board. The Issuer agreed that it will not increase the size of the Board beyond seven members as long as Samstock is entitled to one or two Board representatives.
In accordance with these provisions, Mr. Zell and Mr. Handy have been appointed to the Board.

Pursuant to the Amended Standstill Agreement, the Stockholders agreed that the Stockholder Group would vote their Voting Securities with respect to the election or removal of directors or any other matter that would relate to a possible change of control of the Issuer either (a) in accordance with the recommendations of the disinterested directors of the Issuer or (b) in the same proportions (including abstentions) as the holders of record of the Issuer's Voting Securities, other than those beneficially owned by the Stockholder Group, vote their securities; provided that (i) the Stockholders may vote in favor of the election or retention of the one or two directors designated by Samstock as described in the preceding paragraph, and (ii) any member of the Stockholder Group may vote with respect to any matter presented to the Issuer's stockholders that relate to a change of control of the Issuer (1) in favor of such matter if it is recommended by a majority of the Board, or (2) against such matter.

Pursuant to the Amended Standstill Agreement and subject to certain exceptions, the Issuer granted CHI, Samstock, Samstock/ZFT, Handy, FPH Trustee and any of their respective affiliates (exclusive of Saltsman, Gaffney, Rivera, MelChart and their respective affiliates) certain demand, shelf and "piggyback" registration rights in connection with certain permitted sales of shares of Common Stock.

The summaries contained in this Statement of certain provisions of each of the Stock Purchase Agreement, the Distribution Agreement, the MelChart Purchase Agreement, the Rivera Purchase Agreement, the Standstill Agreement and the Amended Standstill Agreement are not intended to be complete and are qualified in their entirety by reference to each respective agreement attached as an Exhibit hereto and incorporated herein by reference.

Each Stockholder intends to continue to review its investment in Common Stock and, from time to time depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of shares of Common Stock and other general market and investment conditions, may determine to acquire through open market purchases or otherwise additional shares of Common Stock, or may determine to sell through the open market or otherwise, in each case, subject to the limitations of the Amended Standstill Agreement described above and the limitations of the Stockholders' Agreement described in Items 5 and 6 below.

Except as stated above, none of the Stockholders has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

  (a) and (b) To the best knowledge of the Stockholders, there are 11,725,534 shares of Common Stock outstanding as of the date hereof. As of the date hereof, the aggregate 3,400,000 shares of Common Stock owned by the Stockholders represent approximately

29.0% of the Common Stock issued and outstanding. Such Common Stock is held as follows:
                 Holder                            Shares

                 CHI                                  428,591 shares
                 Samstock                           1,860,000 shares
                 Samstock/ZFT                         705,808 shares
                 FPH Trustee                          103,539 shares
                 Saltsman                               4,137 shares
                 Gaffney                               20,708 shares
                 MelChart                             202,217 shares
                 Rivera                                75,000 shares
                                                       -------------

                          Total                     3,400,000 shares

         Subject to the limitations of the Amended Standstill Agreement as described above, pursuant to a Stockholders' Agreement entered into as of October 1, 1997 by and among each Stockholder and the Issuer (the "Stockholders' Agreement"), Samstock has the sole power to vote or to direct the vote of the 3,400,000 shares of Common Stock owned in the aggregate by the Stockholders. Each Stockholder has the power to dispose of or to direct the disposition of such Stockholder's shares of Common Stock, subject to certain limitations under the Stockholders' Agreement as described more fully in Item
6. The Stockholders' Agreement is attached hereto as Exhibit 2.2 and is incorporated herein by reference.

At the date hereof, neither the Stockholders, nor to the best knowledge of the Stockholders, any of Alphabet, SZI, ZFT, HHS or any of the persons listed in Appendix A hereto owns any shares of Common Stock other than shares of Common Stock owned by the Stockholders, as described herein, of which one or more of such other persons may be deemed to have beneficial ownership pursuant to Rule 13d-3 of the Exchange Act.

                 (c) During the last sixty days, the only transactions in the Common Stock effected by the Stockholders, or to the best knowledge of the Stockholders, by Alphabet, ZFT, SZI, HHS or any of the persons listed in Appendix A hereto, were the transactions occurring on October 1, 1997, as described in Item 3 hereof.

                 As described in Item 6 of this Schedule 13D, on October 1, 1997, Handy, Alphabet, ZFT and CHI entered into an Amended and Restated Option Agreement with respect to a portion of CHI's Common Stock.

                 (d) No person other than a Stockholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock owned by such Stockholder.

                 (e)      Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


         Except for the matters described herein, no Stockholder nor, to the best knowledge of the Stockholders, any of Alphabet, ZFT, SZI, HHS or any of the persons listed in Appendix A hereto has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

         On October 1, 1997, Alphabet, ZFT and CHI entered into an Amended and Restated Option Agreement (the "Amended Option Agreement") with Handy which amends, restates and supersedes an Option Agreement dated as of May 12, 1997 among Handy, Alphabet and ZFT (the "Option Agreement"). The Option Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference. The Amended Option Agreement is attached hereto as Exhibit 3.1 and is incorporated herein by reference. Under the Amended Option Agreement, CHI granted Handy the option (the "Option") to purchase up to 163,581 shares of Common Stock (the "Option Shares").

         The purchase price upon exercise of the Option is equal to a specified "Price Per Share," multiplied by the number of shares of Common Stock that Handy is then purchasing upon exercise of the Option. The Price Per Share initially was $5.75, and increases at the rate of 6% per annum, compounded annually, from March 11, 1997 to the date of the closing of the respective Option exercise, and will be subject to further adjustment as provided in the Amended Option Agreement. The Option may be exercised at any time after the date of the Amended Option Agreement and shall expire 30 days after notice to Handy of the intention of CHI to dispose of all or any substantial part of the Option Shares then held by CHI.

         On July 29, 1997, CHI issued a letter (the "Share Letter") to Richard
E. Rivera ("Rivera"). The Share Letter advised Rivera that if he became President and Chief Executive Officer of the Company in accordance with certain terms, CHI would give him the opportunity, subject to satisfaction of certain requirements and during a specified period, to purchase up to 200,000 shares of Common Stock held by CHI, at a cash price of $5.75 per share. The Share Letter is attached hereto as Exhibit 4 and incorporated herein by reference.

         Rivera became President and Chief Executive Officer of the Company in accordance with such terms on August 11, 1997. Rivera has purchased 75,000 shares of Common Stock in accordance with the Share Letter.

         Pursuant to the Stockholders' Agreement, the rights, interests and obligations of CHI under the Stock Purchase Agreement were assigned to and assumed by CHI, Samstock and Samstock/ZFT on a pro rata basis, based on their respective relative ownership from time to time of the shares of Common Stock that are the subject of this Schedule 13D. In addition, pursuant to the Stockholders' Agreement, each Stockholder appointed Samstock its attorney and proxy to vote all shares of Common Stock of the Issuer held by such Stockholder. The Stockholders' Agreement also (i) restricts the Stockholders' ability to freely transfer their shares of Common Stock, (ii) requires any Stockholder, other than CHI, Samstock and Samstock/ZFT (collectively, the "SZ Affiliates"), that wishes to sell to an independent third party or in a public sale any of its Common Stock of the Issuer to provide the other Stockholders a right of first offer, (iii) provides that in the event that one or more of the SZ Affiliates or Handy or FPH Trustee enters into an agreement to sell (other than in a public sale) more than 20% of the aggregate Common Stock holdings of the SZ Affiliates, Handy and FPH Trustee, the non-selling Stockholders have the right to participate in such sale on the same terms as are offered to the selling Stockholders, and (iv) provides that if Stockholders owning more than 50% of the shares of Common Stock of the Issuer that are held by all Stockholders enter into an agreement to sell all of their shares of such Common Stock, such selling Stockholders can require the other Stockholders join in such sale.

         The summary contained in this statement of certain provisions of the Stockholders' Agreement, the Option Agreement, the Amended Option Agreement and the Share Letter is not intended to be complete and is qualified in its entirety by reference to the Stockholders' Agreement, the Option Agreement, the Amended Option Agreement and the Share Letter attached as Exhibits hereto and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                 Exhibit 1       -   Stock Purchase Agreement*
                 Exhibit 1.1     -   Distribution Agreement**
                 Exhibit 1.2     -   MelChart Purchase Agreement**
                 Exhibit 1.3     -   Rivera Purchase Agreement**
                 Exhibit 2       -   Standstill Agreement*
                 Exhibit 2.1     -   Amended Standstill Agreement**
                 Exhibit 2.2     -   Stockholders' Agreement**
                 Exhibit 3       -   Option Agreement*
                 Exhibit 3.1     -   Amended Option Agreement**
                 Exhibit 4       -   Share Letter*
------------------------------------------------
*    Previously filed.
**   Filed herewith.

                                   APPENDIX A
                                 SCHEDULE 13D/A
                             CUSIP NUMBER 160902102


ALPHABET PARTNERS, AN ILLINOIS GENERAL PARTNERSHIP:   Alphabet Partners is
composed of three trusts created for the benefit of Mr. Zell and his family. Arthur A. Greenberg is the sole trustee of the three trusts. Mr. Greenberg is the sole proprieter of Arthur A. Greenberg, Certified Public Accountant. Mr. Greenberg is a citizen of the United States of America.

ZFT PARTNERSHIP, AN ILLINOIS GENERAL PARTNERSHIP: ZFT Partnership is composed of fifteen trusts created for the benefit of Mr. Zell and his family. Sheli Z. Rosenberg is the sole trustee of the fifteen trusts. Mrs. Rosenberg is President and Chief Executive Officer of Equity Group Investments ("EGI").
Mrs. Rosenberg is a citizen of the United States of America.

SAMUEL ZELL: Mr. Zell is Chairman of the Board of Directors of EGI. EGI is a privately owned investment management firm. Mr. Zell is also a director of the Issuer. Mr. Zell is a citizen of the United States of America.

HHS PARTNERS, A FLORIDA GENERAL PARTNERSHIP: HHS Partners is composed of three partners: F. Philip Handy, Thomas Gaffney and Robert Saltsman.

SZ INVESTMENTS, L.L.C., A DELAWARE LIMITED LIABILITY COMPANY: SZ Investments' managing member is Zell General Partnership, Inc., and its non-managing members are Alphabet Partners and ZFT Partnership. Zell General Partnership, Inc. is an Illinois corporation whose sole shareholder is the Samuel Zell Revocable Trust and whose sole director is Samuel Zell.

RICHARD MELMAN: Mr. Melman is a restauranteur. Mr. Melman is a citizen of the United States of America.

                                   SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in the statement is true, complete and correct.

DATED: October 1, 1997

                            CHART HOUSE INVESTORS, L.L.C., by ALPHABET
                            PARTNERS, its managing member, by a general partner

                            By: /s/ Arthur A. Greenberg
                               ----------------------------------
                            Name: Arthur A. Greenberg
                                 --------------------------------
                            Title: Trustee
                                  -------------------------------

                            SAMSTOCK, L.L.C., by SZ INVESTMENTS, L.L.C., its sole member, by ZELL GENERAL PARTNERSHIP, INC., its sole member

                            By: /s/ Sheli Z. Rosenberg
                                ---------------------------------
                            Name: Sheli Z. Rosenberg
                                 --------------------------------
                            Title: Vice President
                                  -------------------------------


                             SAMSTOCK/ZFT, L.L.C., by ZFT PARTNERSHIP, its sole member, by a general partner

                             By: /s/ Sheli Z. Rosenberg
                               ----------------------------------
                             Name: Sheli Z. Rosenberg
                                   ------------------------------
                             Title:   Trustee
                                   ------------------------------

                             /s/ F. Philip Handy
                             ------------------------------------
                                 F. Philip Handy, individually


                             /s/ F. Philip Handy
                             -------------------------------------
                                 F. Philip Handy, as Trustee of the Blaine Trust


                             /s/ Robert Saltsman
                             -------------------------------------
                                 Robert Saltsman

                              /s/ Thomas Gaffney
                              -----------------------------------
                                  Thomas Gaffney

                              /s/ Donna Gaffney
                              -----------------------------------
                                  Donna Gaffney

                              /s/ Richard Rivera
                             ------------------------------------
                                 Richard Rivera


                             MELCHART, LLC

                             By: /s/ Richard Melman
                                -----------------------------------
                                 Richard Melman, its manager, by Michael
                                 E. Fox under Power of Attorney

                                 EXHIBIT INDEX

 Exhibit Number         Description
 --------------         -----------



 1                      Stock Purchase and Sale Agreement, dated as of March 10, 1997*
 1.1                    Distribution and Contribution Agreement, dated as of October 1, 1997**

 1.2                    Stock Purchase and Sale Agreement, dated as of October 1, 1997 (MelChart)**

 1.3                    Stock Purchase and Sale Agreement, dated as of October 1, 1997 (Rivera)**

 2                      Standstill Agreement dated as of March 10, 1997*
 2.1                    Amended and Restated Standstill Agreement, dated as of October 1, 1997**

 2.2                    Stockholder's Agreement, dated as of October 1, 1997**

 3                      Option Agreement, dated as of May 12, 1997*

 3.1                    Amended and Restated Option Agreement, dated as of September, 1997**
 4                      Share letter, dated July 29, 1997*



____________________________________
*        Previously filed.
**       Filed herewith.